

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 3, 2009

Mr. Marchand Snyman
Chief Financial Officer
Northern Dynasty Minerals Ltd.
800 West Pender St. Suite 1020
Vancouver, British Columbia
Canada, V6C 2V8

> **Re:** **Northern Dynasty Minerals Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 40-F/A for the Fiscal Year Ended December 31, 2008**
> **Filed October 13, 2009**
> **File No. 001-32210**

Dear Mr. Snyman:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2008
Exhibit 99.5, Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Loss

1. We note that Anglo American plc ("Anglo") subscribed for a fifty percent interest in the Pebble Limited Partnership ("Partnership"), an entity consolidated by you as a variable interest entity. We also note that the contributions from Anglo are accounted for as non-controlling interest in your balance sheet. Please tell us how you record the net income or loss of the Partnership attributable to the non-controlling interest in your statements of operations.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Suying Li at (202) 551-3335, Sandy Eisen at (202) 551-3864, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

Chris White
Branch Chief